                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            INSITUFORM TECHNOLOGIES
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45766710
                                 (CUSIP Number)

                                   11/28/2006
             (Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

CUSIP No. 45766710                     13G                     Page 1 of 1 Pages


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1    Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     Pictet Asset Management SA("PAM SA")

     The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three
     non-U.S. investment funds, both managed by PAM SA.
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2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
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3    SEC Use Only

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4    Citizenship or Place of Organization

     Pictet Asset Management SA - Switzerland
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               5    Sole Voting Power:

                    Pictet Asset Management SA:

                    1,406,400
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power:
   Shares
Beneficially        Pictet Asset Management SA: None
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power:
  Reporting
   Person           Pictet Asset Management SA:
     With
                    1,406,400
               -----------------------------------------------------------------
               8    Shared Dispositive Power:

                    Pictet Asset Management SA: None
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9    Aggregate Amount Beneficially Owned by Each Reporting Person

     Pictet Asset Management SA: 1,406,400
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
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11   Percent of Class Represented by Amount in Row (9)

     Pictet Asset Management SA: 5.16%
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12   Type of Reporting Person:

     Pictet Asset Management SA: IA
--------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer: INSITUFORM TECHNOLOGIES

          (b)  Address of Issuer's Principal Executive Offices:

                    702 SPIRIT 40 PARK DRIVE
                    CHESTERFIELD, MO 63005
                    UNITED STATES

Item 2.

          (a)  Names of Person Filing:

               Pictet Asset Management SA("PAM SA")

          (b)  Address of Principal Business Office or, if none, Residence:

                         Pictet Asset Management SA:

                              60 ROUTE DES ACACIAS
                              GENEVA 73
                              SWITZERLAND
                              CH-12 11

          (c)  Citizenship:

               Pictet Asset Management SA: United Kingdom

          (d)  Title of Class Securities: COMMON STOCK

          (e)  CUSIP Number: 45766710

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

          Not applicable.

Item 4. Ownership

     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

          (a)  Amount Beneficially Owned:

               Pictet Asset Management SA: 1,406,400

          (b)  Percent of Class:

               Pictet Asset Management SA: 5.16%

          (c)  Number of shares as to which such person has:

          Pictet Asset Management SA:

               (i)  sole power to vote or to direct the vote: 1,406,400

               (ii) shared power to vote or to direct the vote: None

               (iii) sole power to dispose or to direct the disposition of:
                    1,406,400

               (iv) shared power to dispose or to direct the disposition of:
                    None

Item 5. Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

          Not applicable.

Item 9. Notice of Dissolution of the Group

          Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: 1ST DECEMBER 2006


                                        /s/ David Cawthrow
                                        ----------------------------------------
                                        David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

          The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA


By: /s/ David Cawthrow
    ---------------------------------
    David Cawthrow, Chief Compliance
    Officer